As filed with the Securities and Exchange Commission on January 24, 2008
                                                           Registration No. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         ------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                      SUMITOMO MITSUI FINANCIAL GROUP, INC.
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                      [N/A]
                    (Translation of issuer's name in English)

                                -----------------

                                      Japan
            (Jurisdiction of incorporation or organization of issuer)

                                -----------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                           ---------------------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690
  (Name, address, including zip code, and telephone number, including area code of agent for service)

                           ---------------------------

                                   Copies to:

                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036

                           ---------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                                                CALCULATION OF REGISTRATION FEE
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                                                      Amount to       Proposed Maximum        Proposed Maximum
         Title of Each Class of                          be          Offering Price Per      Aggregate Offering        Amount of
       Securities to be Registered                   Registered             Unit*                  Price**          Registration Fee
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American Depositary Shares each representing
1/1000 of one (1) share of common stock of
Sumitomo Mitsui Financial Group, Inc.                50,000,000             $5.00                 2,500,000              $98.25
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                     Location in Form of American
                                                                     Depositary Receipt ("Receipt")
Item Number and Caption                                              Filed Herewith as Prospectus
-----------------------                                              ----------------------------
1.   Name of Depositary and address of its principal                 Face of Receipt - Introductory Article
     executive office

2.   Title of Receipts and identity of deposited                     Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                    Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the                 Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                      Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,               Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                        Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                     Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                   Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of                Reverse of Receipt - Paragraphs 18 and 19 (no
               the deposit arrangements                              provision for extension)

       (viii)  The rights that holders of Receipts have              Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders

       (ix)    Any restrictions on the right to                      Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's                    Face of Receipt - Paragraphs 1 and 8;
               liability                                             Reverse of Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may                  Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.   AVAILABLE INFORMATION                                      Reverse of Receipt - Paragraph 11

            As set forth in Paragraph 11 of the Form of Receipt constituting the prospectus included herein, Sumitomo Mitsui Financial Group, Inc. (the "Company") furnishes the United States Securities and Exchange Commission (the "Commission") with paper copies of the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). This information cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e)). The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In the event the Company decides to publish the information on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market in lieu of furnishing paper copies of certain reports or documents to the Commission, the Company will furnish the name of such internet website or electronic information delivery system to the Commission in writing.

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE ATTACHED FORM OF AMERICAN DEPOSITARY RECEIPT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

NUMBER                            AMERICAN DEPOSITARY SHARES

                                       CUSIP #

                                       Each American Depositary Share represents
                                       1/1000 of one (1) share of common stock

SUBSCRIPTION RIGHTS: Under Japanese practice offerings of rights to subscribe to additional underlying securities are sometimes made, and in varying amounts, with a subscription price sometimes below the current market price of the security. In the absence of registration under the United States Securities Act of 1933, as amended, of such rights the Depositary intends to endeavor to dispose of the rights for the benefit of the Holders and Beneficial Owners of Receipts as provided in paragraph 13 hereof. Any disposal of rights may substantially dilute the equity of Holders and Beneficial Owners of Receipts.

THE RELEASE OF THE SHARES OF STOCK OF SUMITOMO MITSUI FINANCIAL GROUP, INC. UNDERLYING THE ADSs REPRESENTED BY THIS ADR MAY BE LIMITED TO A UNIT OF SUCH NUMBER OF SHARES OF STOCK AS THE ARTICLES OF INCORPORATION MAY FROM TIME TO TIME DESIGNATE AS A "UNIT OF SHARES" OR INTEGRAL MULTIPLES THEREOF.

                           AMERICAN DEPOSITARY RECEIPT

EVIDENCING AMERICAN DEPOSITARY SHARES
REPRESENTING SHARES OF COMMON STOCK
OF

              SUMITOMO MITSUI FINANCIAL GROUP, INC.
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(Incorporated under the laws of Japan [hereinafter the "Company"])

CITIBANK, N.A., AS DEPOSITARY (HEREINAFTER THE "DEPOSITARY"), HEREBY CERTIFIES THAT ______________ IS THE OWNER OF _______________ AMERICAN DEPOSITARY SHARES ("ADSs") AND (i) THERE HAVE BEEN DEPOSITED WITH THE DEPOSITARY OR ITS AGENT, NOMINEE, CUSTODIAN OR CORRESPONDENT, THE SECURITIES DESCRIBED ABOVE OR EVIDENCE OF THE RIGHT TO RECEIVE SUCH SECURITIES, (ii) AT THE DATE HEREOF EACH ADS EVIDENCED BY THIS RECEIPT REPRESENTS THE AMOUNT OF SUCH SECURITIES SHOWN ABOVE DEPOSITED OR DEEMED TO BE DEPOSITED HEREUNDER AS PROVIDED IN CLAUSE (i) ABOVE OR PARAGRAPH 7 OF THIS RECEIPT, (iii) FROM TIME TO TIME HEREAFTER, EACH ADS EVIDENCED BY THIS RECEIPT SHALL REPRESENT SUCH NUMBER OF SECURITIES, CASH AND/OR OTHER PROPERTY HELD BY, OR ON BEHALF OF, THE DEPOSITARY IN PLACE OR ADDITION THEREOF (COLLECTIVELY, THE "DEPOSITED SECURITIES"), AND (iv) THE NAME SPECIFIED

ABOVE IS THE HOLDER OF THE ADS(s) EVIDENCED BY THIS RECEIPT AND, EXCEPT AS OTHERWISE HEREIN EXPRESSLY PROVIDED, IS ENTITLED, UPON SURRENDER AT THE DESIGNATED OFFICE OF THE DEPOSITARY (THE "DESIGNATED OFFICE"), CURRENTLY LOCATED AT 111 WALL STREET, NEW YORK, N.Y. 10043, OF THIS RECEIPT DULY ENDORSED FOR TRANSFER, UPON PAYMENT OF THE CHARGES AS PROVIDED ON THE REVERSE OF THIS RECEIPT AND IN COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS TO DELIVERY AT THE OFFICE OF THE AGENT, NOMINEE, CUSTODIAN OR CORRESPONDENT OF THE DEPOSITARY, TO A PERSON SPECIFIED BY THE HOLDER, OF THE AMOUNT OF DEPOSITED SECURITIES REPRESENTED HEREBY OR EVIDENCE OF THE RIGHT TO RECEIVE THE SAME.

THE TERM "BENEFICIAL OWNER" SHALL MEAN ANY PERSON WHO HAS A BENEFICIAL INTEREST IN ANY AMERICAN DEPOSITARY SHARE EVIDENCED BY THIS RECEIPT.

THE TERM "HOLDER" SHALL MEAN THE PERSON IN WHOSE NAME THIS RECEIPT IS REGISTERED ON THE BOOKS OF THE DEPOSITARY FROM TIME TO TIME.

THE TERM "SECURITIES ACT" SHALL MEAN THE U.S. SECURITIES ACT OF 1933, AS AMENDED FROM TIME TO TIME.

THE TERM "SHARES" SHALL MEAN THE SHARES OF THE COMPANY IDENTIFIED ABOVE, VALIDLY ISSUED AND OUTSTANDING AND FULLY PAID, NON-ASSESSABLE AND FREE OF ANY PRE-EMPTIVE RIGHTS OF THE HOLDERS OF OUTSTANDING SHARES OR INTERIM CERTIFICATES REPRESENTING SUCH SHARES.

      1. RECEIPTS. This Receipt is one of a continuing issue of Receipts, all evidencing rights of like tenor with respect to the Deposited Securities, and all issued or to be issued upon the terms and conditions herein provided, which shall govern the continuing arrangement by the Depositary with respect to initial deposits as well as the rights of Holders and Beneficial Owners of Receipts subsequent to such deposits. The legal entity resulting from the agreement herein provided for is deemed to be the issuer of the Receipts and of the ADSs evidenced thereby. The Depositary will not knowingly accept for deposit any Shares required to be registered under the Securities Act unless a registration statement is in effect as to such Shares. The Depositary assumes no liability with respect to the validity, worth, susceptibility to assessments or freedom from preemptive rights of the Deposited Securities.

      2. WITHDRAWAL OF DEPOSITED SECURITIES. The surrender of outstanding Receipts and withdrawal of Deposited Securities may only be suspended for (i) temporary delays caused by the closing of the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, (iii) compliance with any laws or governmental regulations relating to the Receipts or to the withdrawal of Deposited Securities, or (iv) any other reason that may at any time be specified in paragraph I(A)(1) of the General Instructions to Form F-6, as from time to time in effect, or any successor provisions thereto.

      3. TRANSFER OF RECEIPTS. Until surrender of this Receipt in accordance with the terms hereof, the Depositary will maintain at a designated office in the Borough of Manhattan, The City of New York, a register for the registration of Receipts and transfers of Receipts and where the Holders of Receipts may during regular business hours inspect the transfer books or the list of Holders of Receipts as maintained by the Depositary. The transfer of this Receipt is registrable on the transfer books of the Depositary at its Designated Office by the registered Holder hereof in person or by the duly authorized attorney of the Holder, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and payment of funds sufficient to pay any applicable taxes, governmental charges, and the fees and expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, representing the same aggregate number of ADSs as the Receipt(s) surrendered. Upon such split or combination not involving a transfer, a charge will be made as provided herein. The Depositary may close the transfer books at any time or from time to time when deemed expedient by it in connection with the performance of its duties hereunder, subject to the provisions to paragraph 2 hereof.

      4. PROOF OF CITIZENSHIP. The Depositary may require any Holder, Beneficial Owner, or person presenting securities for deposit against the issuance of ADSs, from time to time, to file such proof of citizenship or residence and to furnish such other information, by affidavit or otherwise, and to execute such certificates and other instruments as may be necessary or proper to comply with any laws or regulations relating to the issuance of ADSs or transfer of Receipts, the receipt or distribution of dividends or other property, or the taxation thereof or of Receipts, ADSs or Deposited Securities, and the Depositary may withhold the issuance of ADSs or registration of transfer of any Receipt or payment of such dividends or delivery of such property from any Holder, Beneficial Owner or other person, as the case may be, who shall fail to file such proofs, certificates or other instruments.

      5. TRANSFERABILITY AND RECORD OWNERSHIP OF RECEIPTS. It is a condition of this Receipt, and every successive Holder and Beneficial Owner of the ADSs evidenced by this Receipt by accepting or holding the same consents and agrees, that title to this Receipt, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that prior to the due presentation of the Receipt for registration of transfer as above provided, and subject to paragraph 14 hereof, the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distribution or to any notice pursuant to the terms hereof, and for all other purposes.

      6. LIMITATIONS ON EXECUTION AND DELIVERY, AND TRANSFER AND SURRENDER, OF RECEIPTS. Subject to the provisions of paragraph 2 hereof, the delivery of ADSs against deposits of Shares generally or against deposits of particular Shares may be suspended, or the registration of transfer of Receipts in particular instances may be refused, or registration of transfer of outstanding Receipts or the combination or split-up of Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Receipt, or for any other reason.

      7. PRE-RELEASE OF ADSs. Notwithstanding any other provision of this Receipt, the Depositary may (i) issue ADSs prior to the receipt of Shares and
(ii) deliver Shares prior to the receipt of ADSs for withdrawal of Deposited Securities, including ADSs which were issued under (i) above but for which Shares may not have been received (each such transaction a "Pre-Release Transaction"). The Depositary may receive ADSs in lieu of Shares under (i) above and receive Shares in lieu of ADSs under (ii) above. Each such Pre-Release Transaction will be (a) subject to a written agreement whereby the person or entity (the "Applicant") to whom ADSs or Shares are to be delivered (w) represents that at the time of the Pre-Release Transaction the Applicant or its customer owns the Shares or ADSs that are to be delivered by the Applicant under such Pre-Release Transaction, (x) agrees to indicate the Depositary as owner of such Shares or ADSs in its records and to hold such Shares or ADSs in trust for the Depositary until such Shares or ADSs are delivered to the Depositary or the Custodian, (y) unconditionally guarantees to deliver to the Depositary or the Custodian, as applicable, such Shares or ADSs, and (z) agrees to any additional restrictions or requirements that the Depositary deems appropriate, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary deems appropriate, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of ADSs and Shares involved in such Pre-Release Transactions at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may also set limits with respect to the number of ADSs and Shares involved in Pre Release Transactions with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not earnings thereon, shall be held for the benefit of the Holders (other than the Applicant).

      8. LIABILITY OF HOLDER AND BENEFICIAL OWNERS FOR TAXES. The Depositary shall not be liable for any governmental taxes, assessments or charges or corporate assessment or charges which may become payable in respect of the Deposited Securities, but a ratable part of any and all of the same, whether such tax, assessment or charge becomes payable by reason of any present or future law, statute, charter provision, by-law, regulation or otherwise, shall be payable by the Holder and Beneficial Owners hereof to the Depositary at any time upon request. Upon the failure of the Holder of this Receipt to pay any such amount, the Depositary may withhold dividends and other distributions and may sell for account of such Holder the Deposited Securities corresponding to all or any part of the amount of ADSs represented by this Receipt, and may apply to proceeds in payment of such obligations, the Holder and Beneficial Owners hereof remaining liable for any deficiency.

      9. REPRESENTATIONS AND WARRANTIES. Every person presenting Shares for deposit shall be deemed thereby to represent and warrant that (i) such Shares and the certificates therefor are duly authorized, validly issued, fully paid, non-assessable and legally obtained by such person, (ii) all preemptive (and similar) rights, if any, with respect to such Shares have been validly waived or exercised, (iii) the person making such deposit is duly authorized so to do,
(iv) the Shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and (v) the Shares presented for deposit are not required to be registered under the Securities Act in connection with any offer or sale thereof in the United States, and (vi) the Shares presented for deposit have not been stripped of any rights or entitlements. Such representations and warranties shall survive the deposit and withdrawal of Shares, the issuance and cancellation of ADSs in respect thereof and the transfer of such ADSs. If any such representations or warranties are false in any way, the Depositary shall be authorized, at the cost and expense of the person depositing Shares, to take any and all actions necessary to correct the consequences thereof, including, without limitation, to cancel the applicable ADSs.

      10. FURTHER CONDITIONS. This Receipt is issued, and all rights of the Holders and Beneficial Owners hereof are expressly, subject to the terms and conditions set forth on the face and the reverse of this Receipt, all of which form a part of the contract contained in this Receipt and to all of which the Holder and Beneficial Owners hereof by accepting any ADS evidenced by this Receipt consent and agree.

Countersigned:                                   Citibank, N.A., as Depositary


_______________________________                  _______________________________
Authorized Officer                               Vice President


Date: _________________

                               Reverse of Receipt

      11. AVAILABLE INFORMATION. The Company furnishes the United States Securities and Exchange Commission (the "Commission") with paper copies of the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). This information cannot be retrieved from the Commission's internet website, but can be inspected and copied at the public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington, D.C. 20549. The Company may in the future publish the information contemplated in Rule 12g3-2(b)(1)(iii) under the Exchange Act on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The information so published by the Company may not be in English, except that, in order to maintain its exemption from the Exchange Act reporting requirements pursuant to Rule 12g3-2(b), the Company would be required to translate such information into English to the extent contemplated in the instructions to Rule 12g3-2(e)). The information so published by the Company cannot be retrieved from the Commission's internet website and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. In the event the Company decides to publish the information on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market in lieu of furnishing paper copies of certain reports or documents to the Commission, the Company will furnish the name of such internet website or electronic information delivery system to the Commission in writing.

      12. NOTICES; VOTING RIGHTS. The Depositary shall be under no obligation to give notice to the Holder or any Beneficial Owner of this Receipt of any meeting of shareholders or of any report of or communication from the Company or of any other matter concerning the affairs of the Company, except as herein expressly provided. The Depositary undertakes to make available for inspection by the Holder of this Receipt at its principal office any reports and communications received by the Depositary or any agent, nominee, custodian or correspondent of the Depositary from the Company which were both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. Such reports and communications will be available in the language in which they were received by the Depositary from the Company except to the extent, if any, that the Depositary in its sole discretion elects both (i) to translate into English any of such reports or communications that were not in English when received by the Depositary and (ii) to make any such translation available for such inspection by Holders of the Receipt. The Depositary has no obligation of any kind to translate any of such reports or communications or to make any such translation available for inspection. The Depositary shall not incur any liability to any Holder or Beneficial Owner by reason of any such translation provided by the Depositary, whether or not such translation was prepared by the Depositary.

      The Depositary will, but only upon the written request of a Holder hereof and the payment to the Depositary of any expenses involved, endeavor insofar as practicable to exercise any then existing voting rights with respect to an amount of the Deposited Securities represented hereby in accordance with such request.

      13. DISTRIBUTIONS. Until the termination of the agreement evidenced by this Receipt in accordance with the terms hereof, the Depositary shall distribute or otherwise make available to the Holder hereof, at a time and in such a manner as it shall determine, any distributions of cash and securities, subscription or other rights, and any other distribution with respect to the Deposited Securities represented by the ADSs evidenced by this Receipt, after deduction, or upon payment, of the fees and expenses of the Depositary described in paragraph 20 below, and the withholding of any taxes in respect thereof; provided, however, that the Depositary shall not make any distribution which in the opinion of counsel may violate the Securities Act or any other applicable law. In such case, the Depositary may sell such subscription or other rights, securities or other property. In the event that the Depositary elects not to make any such distribution it will notify the Holders of the disposition thereof and proceeds of such sale. Any dividend or other distribution received by the Depositary in cash in a currency other than U.S. dollars shall, subject to the provisions of the following paragraph, be converted into U.S. dollars and distributed as herein provided in U.S. dollars. In lieu of distributing fractional ADSs, the Depositary may, in its discretion, sell the amount of securities or property equal to the aggregate of any fractional ADSs. The Depositary shall have discretion as to the procedure to be followed in making subscription or other rights available to any Holder or in disposing of such rights on behalf of any Holder and making the net proceeds available to any Holder, provided that if by the terms of such rights offering or for any other reason it would be unlawful for the Depositary either to make such rights available to any Holder or dispose of such rights and make the net proceeds from the sale of such rights available to any Holder, then the Depositary may allow such rights to lapse. Sales of subscription or other rights, securities or other property by the Depositary may be made at such time and in such manner as the Depositary may deem advisable, and in such case, the Depositary shall distribute to the Holder hereof the net proceeds after deduction of its fees and expenses described in paragraph 20 below and the withholding of taxes and governmental charges in respect thereof.

      If the Depositary shall determine in its sole judgment that any cash distribution is not convertible in its entirety, or with respect to the Holders of a portion of the Receipts, on a practicable basis into U.S. dollars available to it in the City of New York, or if any required approval or license of any government or agency for such conversion is denied, or is not obtainable within a reasonable period, the Depositary may in its discretion make such conversion and distribution in U.S. dollars to the extent possible to the Holders entitled thereto, at such time and rates of conversion as the Depositary shall deem appropriate, and shall with respect to any such currency not converted or convertible either (i) distribute such currency to the Holders entitled thereto or (ii) hold such currency for the respective accounts of such Holders and distribute appropriate warrants or other instruments evidencing rights to receive such foreign currency.

      14. RECORD DATES. Whenever any cash dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to Deposited Securities, or whenever the Depositary shall receive notice of any meeting of Holders of Shares or other Deposited Securities, or whenever it is necessary in the opinion of the Depositary to determine the Holders of Receipts, the Depositary will fix a record date for the determination of the Holders generally or the Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting. Surrender of this Receipt for registration of transfer subsequent to any such record date and prior to the date of payment, distribution or meeting shall not affect the right of the Holder hereof on such record date to receive such payment or distribution or to direct the manner of voting the Deposited Securities represented hereby.

      15. FORWARDING AND DELIVERY OF DEPOSITED SECURITIES. At any time the Depositary may, in its sole discretion, cause any or all Deposited Securities to be forwarded at the cost and risk of the Holders of the Receipts to the Depositary's Designated Office or to the agent, nominee, custodian or correspondent of the Depositary, to be held by the Depositary or such agent, nominee, custodian or correspondent, in which case the Holder hereof shall have the right only to (i) receive at the Designated Office of the Depositary or the office of such agent, nominee custodian, or correspondent, or (ii) to have forwarded, at the cost and risk of such Holder, to or upon the order of such Holder at the address designated by the Holder, such an amount of Deposited Securities as are represented hereby upon the surrender of this Receipt properly endorsed or accompanied by proper instruments of transfer and upon payment of the applicable fees, taxes and charges. The Depositary shall not incur any liability to any Holder or Beneficial Owner of this Receipt by reason of any such forwarding or failure to forward any or all Deposited Securities.

      16. CHANGE AFFECTING DEPOSITED SECURITIES. Upon (i) any change in nominal or par value or any subdivision, combination or any other reclassification of the Deposited Securities, or (ii) any recapitalization, reorganization, sale of assets, receivership, bankruptcy, liquidation, merger or consolidation affecting the Company or to which the Company is a party, or (iii) the redemption by an issuer of Deposited Securities at any time of any or all of such Deposited Securities (provided the same are subject to redemption), then and in any such case the Depositary shall have the right to exchange or surrender such Deposited Securities and accept and hold hereunder in lieu thereof other shares, securities, cash or property to be issued or delivered in lieu of, or in exchange for, or distributed or paid with respect to, such Deposited Securities. Upon any such exchange or surrender, the Depositary shall have the right, in its discretion, to call for surrender of this Receipt in exchange (upon payment of fees and expenses of the Depositary and all applicable taxes and governmental or other charges) for one or more new Receipts of the same form and tenor as this Receipt, specifically describing such new shares, securities, cash or property. In any such case the Depositary shall have the right to fix a date after which this Receipt shall only entitle the Holder to receive such new Receipt or Receipts. The Depositary shall mail notice of any redemption of Deposited Securities to the registered Holders of Receipts, provided that, in the case of any redemption of less than all of the Deposited Securities, the Depositary shall draw in such manner as it shall determine an equivalent number of ADSs and shall mail notice of redemption only to the Holders of Receipts evidencing the ADS so drawn for redemption in whole or in part. The sole right of the Holders of Receipts evidencing the ADS designated for redemption after the mailing of any such notice of redemption shall be to receive the cash, rights, and other property applicable to the same, upon surrender to the Depositary (and upon payment of its fees and expenses and governmental or other charges) of the Receipts evidencing such ADSs.

      17. LIABILITY OF DEPOSITARY. The Depositary assumes no obligation and shall not incur any liability to any Holder or Beneficial Owner of this Receipt (including, without limitation, liability with respect to the validity or worth of the Deposited Securities and with respect to the time and rates for conversion of any foreign currency into U.S. dollars) except that it agrees to perform its obligations specifically set forth in the Receipt without gross negligence or bad faith. The Depositary assumes no obligation and shall not incur any liability to any Holder or Beneficial Owner of this Receipt, if by reason of any provisions of any present or future law of the United States of America, or of any state thereof, or of any foreign country, or political subdivision thereof, or by reason of any provision, present or future, of the charter, certificate of incorporation, memorandum or articles of association, statutes, code of regulations, by-laws or resolutions of the Company, the Depositary shall be prevented or forbidden from, or subjected to any civil or criminal penalty or extraordinary expense on account of, doing or performing any act or thing which by the terms hereof it is provided shall be done or performed; nor shall the Depositary incur any liability to any Holder or Beneficial Owner hereof by reason of any delay in the performance or non-performance of any act or thing which by the terms hereof it is provided shall be done or performed, caused as aforesaid or arising out of any act of God or war or any other circumstances beyond its control or by reason of the financial condition of any third party, or by reason of any exercise of, or failure to exercise, any discretion provided for herein.

      The Depositary shall not be responsible for any failure to carry out any requests to vote or for the manner or effect of any vote made either with or without request, or for not exercising any right to vote. The Depositary shall be under no obligation to appear in, prosecute or defend, any action, suit or other proceeding in respect of any of the Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required. The Depositary shall not be liable for any action or non-action by it in reliance upon the advice of, or information from, legal counsel, accountants, any person presenting Shares for deposit, any Holder or Beneficial Owner or any other persons believed by it in good faith to be competent to give such advice or information.

      The Depositary (and any of its affiliates) may become the owner of, and deal in, securities of any class of the Company of the Deposited Securities, ADSs and Receipts.

      18. AMENDMENT OF RECEIPTS. The form of the Receipts may at any time and from time to time be amended by the Depositary in any respect which it may deem necessary or desirable. Any amendment which shall prejudice any substantial existing right of Holders shall not become effective as to outstanding Receipts until the expiration of thirty (30) days after notice of such amendment shall have been given to the Holders of outstanding Receipts; provided, however, that such thirty (30) days' notice shall in no event be required with respect to any amendment which shall impose or increase any taxes or other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses. Every Holder and Beneficial Owner of ADSs evidenced by this Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such ADSs, to consent and agree to such amendment and to be bound by the agreement evidenced in this Receipt as amended thereby. In no event shall any amendment impair the right of the Holder of any Receipt to surrender this Receipt and receive therefore the Deposited Securities represented by the American Depositary Shares evidenced thereby, except in order to comply with mandatory provisions of applicable law.

      19. TERMINATION. The Depositary may at any time terminate the agreement evidenced by this Receipt and all other Receipts by mailing notice of such termination to the Holders of all the Receipts then outstanding to them at their addresses appearing upon the books of the Depositary, at least thirty (30) days prior to the date fixed in such notice for termination. On and after such date of termination, the Holder hereof, upon surrender of the Receipt at the Corporate Agency Office of the Depositary, will be entitled to delivery of the amount of the Deposited Securities represented hereby at the termination date upon the same terms and conditions, and upon payment of a fee at the rates provided herein with respect to the surrender of this Receipt for Deposited Securities and on payment of applicable taxes and charges. The Depositary may convert any dividends received by it in cash after the termination date in U.S. Dollars as herein provided, and after deducting therefrom the fees and expenses of Depositary and applicable taxes and governmental charges, hold the balance of said dividends for the pro rata benefit of the Holders of the respective Receipts. As to any Receipts not so surrendered within thirty (30) days after such date of termination the Depositary shall thereafter have no obligation with respect to the collection or disbursement of any subsequent dividends or any subscriptions or other rights accruing on the Deposited Securities. After the expiration of six months from such date of termination, the Depositary may sell any remaining Deposited Securities in such manner as it may determine, and may thereafter hold uninvested the net proceeds of any such sale or sales together with any dividends received prior to such sale or the U.S. Dollars received on conversion thereof, unsegregated and without liability for any interest thereon, for the pro rata benefit of the Holders of the Receipts which have not theretofore been surrendered for cancellation, such Holders becoming general creditors of the Depositary with respect to such proceeds. After making such sale, or if no such sale can be made after the expiration of two years from such date of termination, the Depositary shall be discharged from all obligation whatsoever to the Holders of the Receipts, except to make distribution of the net proceeds of sale and of such dividends (after deducting all fees, charges and expenses of the Depositary) or of the Deposited Securities in case no sale can be made upon surrender of the Receipts.

      20. CERTAIN FEES AND CHARGES OF DEPOSITARY. The Depositary may charge fees for receiving deposits and issuing ADSs, for delivering deposited Shares against surrendered ADSs, for transfer of Receipts, for splits or combinations of Receipts, for distribution of each dividend, for sales or exercise of rights or for other services performed hereunder. The Depositary fees may differ from those of other depositaries. The Depositary reserves the right to modify, reduce or increase any fees or charges for services performed hereunder upon thirty
(30) days' notice to the registered holder hereof. The Depositary will provide, without charge, a copy of its latest fee schedule to any party requesting it.

      21. GOVERNING LAW. This Receipt shall be interpreted in accordance with, and all rights and obligations hereunder and provisions hereof shall be governed by, the laws of the State of New York applicable to contracts made in and to be performed in that state.

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  FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

  PLEASE INSERT SOCIAL SECURITY OR
OTHER IDENTIFYING NUMBER OF ASSIGNEE

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                          ......................................................
                          Please print or typewrite name and address of assignee


.................................................................................
of the within American Depositary Receipt and all rights and interest represented thereby, and hereby irrevocably constitutes and appoints


.................................................................................
attorney to transfer the same on the books of the within named Depositary, with full power of substitution in the premises.


Dated: __________________                    Signature _________________________

      NOTE: The signature to any endorsement hereon must correspond with the name as written upon the face of the Receipt, in every particular, without alteration or enlargement or any change whatever.

      If the endorsement be executed by an attorney, executor, administrator, trustee or guardian, the person executing the endorsement must give his/her full title in such capacity and proper evidence of authority to act in such capacity, if not on file with the Depositary, must be forwarded with this Receipt.

      All endorsements or assignments of Receipts must be guaranteed by an "eligible institution" as such term is defined in Rule 17Ad-15 under the United States Securities Exchange Act of 1934, as amended, having an office or correspondent in the City of New York

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The agreement between Citibank, N.A., as depositary (the "Depositary"), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder is contained in the form of the Receipt constituting the Prospectus filed as part of this Registration Statement.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith.

            (e) Certification under Rule 466. - Filed herewith.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 24th day of January, 2008.

                                    Legal entity created by the agreement in the American Depositary Receipts evidencing American Depositary Shares representing shares of common stock of Sumitomo Mitsui Financial Group, Inc.

                                    CITIBANK, N.A., as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Vice President

                                Index of Exhibits

                                                                 Sequentially
     Exhibit                 Document                            Numbered Page
     -------                 --------                            -------------

       (d)                   Opinion of Counsel to the
                             Depositary

       (e)                   Rule 466 Undertaking